December 19, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Abby Adams
Celeste Murphy
Kevin Vaughn
Li Xiao

Re:	Polyrizon Ltd.

Registration Statement on Form F-1

Filed October 7, 2022

File No. 333-266745

Ladies and Gentlemen

On behalf of Polyrizon Ltd. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated October 21, 2022, relating to the above referenced Registration Statement on Form F-1 (CIK No. 0001893645) filed by the Company on October 7, 2022 (the “Registration Statement”).

Concurrent with the submission of this letter, the Company is filing via EDGAR amendment number 2 to the Registration Statement (“Amendment No. 2”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via email a copy of this letter and Amendment No. 1 marked to indicate changes from the Registration Statement.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form F-1 filed October 7, 2022 Prospectus Summary, page 1

1.	We note the revised disclosure on pages 60, 64, 123 and elsewhere in the prospectus regarding the SAFE agreements. Revise the summary to highlight the beneficial terms provided to the SAFE investors, including the option terms. Clarify at what point the SAFE Investors ability to fulfil their purchase agreements and receive benefits as a result of the IPO will end.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 4 of Amendment No. 2 to highlight the terms of the SAFE Agreements. In addition, the Company has revised its disclosure on pages 4, 66 and 125 to clarify that the SAFE Investors will have the right to receive warrants or other convertible instruments granted in an Equity Financing.

2.	Revise to clarify the purpose or purported benefit of the separate offering of pre-funded units to those who would otherwise beneficially own more than 4.99% of your Outstanding Shares immediately following consummation of this offering.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 10 of Amendment No. 2 to clarify the benefit of the separate offering of pre-funded units to those who would otherwise beneficially own more than 4.99% (or, at the election of the purchaser, 9.99%) of such purchaser’s Outstanding Shares immediately following the consummation of the offering.

U.S. Federal Income Tax Considerations, page 138

3.	We reissue comment 5 to the extent is it unclear why you have not been able to make a determination regarding your PFIC status for your fiscal year ended December 31, 2021, as of October 7, 2022, the date of this filing. Revise to state definitively whether you were a PFIC for 2021, and to eliminate the inappropriate disclaimers directing potential investors to consult their own tax advisors regarding your PFIC status. File a tax opinion regarding the PFIC status. For additional guidance, refer to Section III. of Staff Legal Bulletin No. 19.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 7, 54 and 142 to remove the discussion of PFIC status for the year ended December 31, 2021, and has replaced it with a discussion on PFIC status for the year ended December 31, 2022. The revised disclosure clarifies that the Company does not expect to be a PFIC for the year ended December 31, 2022. The Company believes a discussion of PFIC status for 2021 is no longer material, due to the fact that we are now in the later months of 2022 and new investors in the IPO will not be affected by the Company’s PFIC status for the year ended 2021.

With respect to the filing of a tax opinion regarding the Company’s PFIC status for 2022, the Company cannot provide an opinion at this time as the taxable year has not ended.

4.	Revise the tax discussion of the pre-funded warrants to explain why counsel cannot provide an opinion that is free from doubt and explain the level of uncertainty. Refer to Section III.4 of Staff Legal Bulletin No. 19 for additional guidance. Provide a risk factor outlining the risks associated with this uncertainty. Eliminate the disclaimer directing investors to consult with their own tax advisors regarding these risks, as they are entitled to rely on the disclosure in your document.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 140 of Amendment No. 2 to clarify that there is no directly governing authority addressing the tax characterization of pre-funded warrants. In addition, the Company has added a risk factor on page 53 of Amendment No. 2 to discuss the risks associated with this uncertainty. Finally, the Company has revised its disclosure throughout Amendment No. 2 to eliminate disclaimers directing investors to consult with their own tax advisors regarding these risks.

Interim Financial Statement for the Six Months Ended June 30, 2022 Note 6. Convertible Safe Notes, page F-32

5.	Your disclose here that the convertible safe notes were classified as a liability and are measured at fair value. Please revise to disclose the related fair value hierarchy required by ASC 820-10-50-2(b), and provide the disclosures for the valuation technique(s) and the inputs used in the fair value measurement required by ASC 820-10-50-2(bbb).

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-32.

Exhibit Index, page II-5

6.	Revise the Exhibit Index to provide the legend required by Item 601(b)(10)(iv) of Regulation S-K, and revise the individual exhibits accordingly.

Response: In response to the Staff’s comment, the Company has revised the Exhibit Index to provide the legend required by Item 601(b)(10)(iv) of Regulation S-K. The Company hereby confirms that the exhibits have been redacted accordingly.

7.	Revise Exhibit 5.2 to have counsel remove the assumption in paragraph (iv) on page 2, that there has been no change in law, which counters the substance of counsel's opinion.

Response: In response to the Staff’s comment, we have revised Exhibit 5.2.

Please contact me at +1 312.364.1633 if you have any questions or require any additional information in connection with this letter or the Company’s submission of the Registration Statement.

Sincerely,

/s/ David Huberman

cc:	Tomer Izraeli, Chief Executive Officer

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